SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): December 12, 2002

Forest City Enterprises, Inc.

(Exact Name of Registrant as Specified in Charter)

Ohio	**1-4372**	**34-0863886**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Terminal Tower, 50 Public Square **Suite 1100, Cleveland, Ohio**	**44113**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: 216-621-6060

(Former Name or Former Address, if Changed Since Last Report)

ITEM 9. REGULATION FD DISCLOSURE

On December 12, 2002, in connection with the filing of the Quarterly Report on Form 10-Q of Forest City Enterprises, Inc. (the "Company") for the quarter ended October 31, 2002 (the "Report"), the Chief Executive Officer and the Chief Financial Officer of the Company each certified, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that, to such officer's knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FOREST CITY ENTERPRISES, INC

By: /s/ Thomas G. Smith
_____
Name: Thomas G. Smith
Title: Executive Vice President,
Chief Financial Officer and
Secretary

Date: December 12, 2002